CORRESPONDENCE

One Link 4 Travel, Inc.
One Market Plaza
Spear Tower, 36th Floor
San Francisco, CA 94105

June 28, 2005

William Demarest
Staff Accountant
Daniel L. Gordon
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
Washington DC 20549

Re:	One Link 4 Travel, Inc. File No. 0-50044

Dear Messrs. Demarest and Gordon:

The following is a response to your comment letter dated June 13, 2005. For ease of reference, each comment in your letter has been repeated and followed by our response in italics.

Item 6. Management’s Discussion and Analysis or Plan of Operations

Liquidity and capital resources, page 21

1.	Please clarify to us the status of the convertible notes. In one sentence it appears that the notes mature on February 28, 2005, but another sentence implies that they are still outstanding at a later date.

This group of convertible notes matured on February 28, 2005. For those who wished to convert, the Shares were issued on April 29, 2005. Two note holders chose to extend their notes until August 28, 2005.

Report of Independent Registered Public Accounting Firm, page 25

2.	Please confirm to us that you have received a manually signed audit report from your auditors. In future filings please provide the signature of the auditor with the auditor’s report.

We have a manually signed copy of this document, and we will provide the signature of the auditor with future auditor’s reports.

William Demarest
Daniel L. Gordon
June 28, 2005

Consolidated Statement of Stockholders’ Deficit, page 29

3.	Explain to us what is meant by the line item “common stock paid for but not issued” in 2002. Also, clarify whether the stock was issued subsequent to 2002.

This refers to shares that were purchased; however, at the time of the filing, the shares had yet to be issued. The shares were subsequently issued in 2003.

4.	Please explain to us why the receipt of cash for common stock receivable results in a debit to additional paid in capital in 2004. Also, please explain the accounting entries recorded over the past two years related to stock issued with no cash being received.

There was no cash received in 2004 and this is an adjustment to the original entry made in 2003 where the common stock subscription was shown as a debit balance in equity. As the cash was not received, it was subsequently reversed out and the shares cancelled.

Other than this transaction, all entries recorded by the Company where no cash was received related to stock issued for services performed, satisfaction of liabilities, conversion of accounts payable to notes , or conversion of notes to equity. In all of these cases, the transaction was to credit common stock and additional paid-in capital, and to debit the appropriate expense or liability account.

As requested, we will address these comments in our future filings. Please do not hesitate to contact me if any additional information is needed.

Very truly yours,

/s/ Alan K. Geddes
Alan K. Geddes
Chief Financial Officer